File No. 812-14222

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2 TO AN APPLICATION TO AMEND A PRIOR ORDER

PURSUANT TO SECTION 6(C) OF THE

INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM

THE PROVISIONS OF SECTION 12(D)(3) OF THE INVESTMENT COMPANY ACT OF 1940

Submitted By

AMERICAN CAPITAL, LTD.,

AMERICAN CAPITAL ASSET MANAGEMENT, LLC,

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC,

EUROPEAN CAPITAL ASSET MANAGEMENT LIMITED, and

AMERICAN CAPITAL LEVERAGED FINANCE MANAGEMENT, LLC

2 Bethesda Metro Center

14th Floor

Bethesda, Maryland 20814

(301) 951-6122

Comments and Questions Should Be Directed to:

Thomas S. Harman, Esq.

Bingham McCutchen LLP

2020 K Street NW

Washington, DC 20006-1806

(202) 373-6725

Page 1 of 18 sequentially numbered pages (including exhibits).

Exhibit Index appears on sequential page number 11.

Date: February 18, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of:

American Capital, Ltd., American Capital Asset

Management, LLC, American Capital Mortgage
Management, LLC, European Capital Asset
Management Limited, and

American Capital Leveraged Finance
Management, LLC

2 Bethesda Metro Center 14th Floor

Bethesda, Maryland 20814

File No. 812-14222

AMENDMENT NO. 2 TO AN
APPLICATION TO AMEND A
PRIOR ORDER PURSUANT TO
SECTION 6(c) OF THE
INVESTMENT COMPANY ACT
OF 1940 GRANTING AN
EXEMPTION FROM THE
PROVISIONS OF SECTION
12(d)(3) OF THE INVESTMENT
COMPANY ACT OF 1940

I.	INTRODUCTION

On March 27, 2012, American Capital, Ltd. (the “Company”), American Capital Asset Management, LLC1 (“AC LLC”), American Capital Mortgage Management, LLC (“ACMM”), and European Capital Asset Management Limited2 (“ECAM”) obtained an order under section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from section 12(d)(3) of the 1940 Act, as described more fully therein (the “March 2012 Order”).3

Subsequently, the Company and AC LLC formed several additional directly or indirectly wholly-owned entities that intend to register or have registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Applicants are hereby seeking an amended order (“Amended Order”) to extend the relief granted in the March 2012 Order to the ownership of these new advisory entities. In particular, if granted, the Amended Order would permit applicants to rely on the March 2012 Order to the extent necessary to allow:

•	AC LLC to hold up to 100% of the outstanding membership interests of American Capital Energy & Infrastructure I Management, LLC (“AC Energy”), a limited liability company formed on June 11, 2013;

[1]	Effective January 30, 2013, the entity referred to as American Capital, LLC in the Prior Application (as defined below) changed its name to American Capital Asset Management, LLC.
[2]	Effective September 5, 2013, the entity referred to as European Capital Financial Services (Guernsey) Limited in the Prior Application (as defined below) changed its name to European Capital Asset Management Limited.
[3]	American Capital, Ltd., et al., Investment Company Act Release Nos. 29973 (March 1, 2012) (notice) and 30010 (March 27, 2012)(order). The application for the March 2012 Order is the “Prior Application.”

•	AC LLC to hold up to 100% of the outstanding membership interests of American Capital Equity Management III, LLC (“ACEM3”), a limited liability company formed on April 26, 2013;

•	AC LLC to hold up to 100% of the outstanding membership interests of American Capital Leveraged Finance Management, LLC (“ACLFM”), a limited liability company wholly owned by AC LLC and formed on August 1, 2013;

•	ACLFM to hold up to 100% of the outstanding membership interests of American Capital CLO Management, LLC (“ACAM”), a limited liability company formed on March 3, 2006;[4] and

•	ACLFM to hold up to 100% of the outstanding membership interests of American Capital ACSF Management, LLC (“AC Debt”), a limited liability company formed on February 20, 2013.[5]

In addition, the Amended Order would amend: (i) the definition of “AC Subs” in the Prior Application to include AC Energy, ACEM3 and AC Debt and (ii) the definition of “Applicants” in the Prior Application to include ACLFM.

Except as expressly stated herein, all representations contained in the Prior Application will remain in effect and will apply to the new entities relying on the Amended Order and to the new AC Subs, and the terms and conditions of the March 2012 Order will apply equally to the Amended Order. Defined terms used in this application have the meanings provided in the Prior Application except as stated herein.

A.	The Company’s New Advisory Subsidiaries

AC Energy. AC LLC owns 100% of the membership interests of AC Energy. AC Energy will advise a private fund that would invest in global energy and infrastructure assets. The Company will not be a co-investor with the fund proposed to be managed by AC Energy, but, as part of the fund’s initial closing, AC LLC expects to invest approximately $200 million in equity securities of the fund.

ACEM3. AC LLC owns 100% of the membership interests of ACEM3. ACEM3 will advise a private equity fund that will acquire equity interests currently held by the Company in

[4]	Effective January 30, 2013, the entity referred to as American Capital Asset Management, LLC in the Prior Application changed its name to American Capital Leveraged Finance Management, LLC. Effective August 1, 2013, it then changed its name again to American Capital CLO Management, LLC. When the March 2012 Order was issued, AC LLC directly owned 100% of the outstanding membership interests of ACAM. On August 14, 2013, AC LLC executed a Contribution Agreement contributing its interests in ACAM to ACLFM.
[5]

The Company will only rely on the Amended Order with respect to its investments in AC LLC and the AC Subs; AC LLC will only rely on the Amended Order with respect to the AC Subs; ACMM will only rely on the Amended Order with respect to AC Agency and AC Mtge; ECAM will only rely on the Amended Order with respect to ECFS; and ACLFM will only rely on the Amended Order with respect to AC Debt and ACAM.

certain of the Company’s existing portfolio companies and will also make additional equity investments in other companies. The sale of the Company’s equity investments in existing portfolio companies to the private fund will be negotiated in an arms-length transaction with unaffiliated third parties that will hold limited partnership interests in the private fund. The Company will also invest in the fund through ACE3GP (defined below) with regard to the fund’s purchase of other equity investments. As an investor in the fund, such co-investments will be on a set percentage and consistent across all such investments. In addition, the Company may elect to be a minority investor in the fund with regard to its investment in existing portfolio companies.

AC Debt. AC LLC owns 100% of the membership interests of ACLFM, and ACLFM owns 100% of the membership interests of AC Debt. AC Debt is a registered investment adviser that advises American Capital Senior Floating, Ltd., a publicly traded, closed-end investment company that has elected to be regulated as a business development company under the 1940 Act (“Debt BDC”). Debt BDC invests primarily in a leveraged portfolio consisting primarily of diversified investments in first lien and second lien floating rate loans to large-market, U.S.-based companies (collectively, “Leveraged Loans”) and in collateralized loan obligations (“CLOs”) collateralized primarily by Leveraged Loans. In connection with Debt BDC’s initial public offering of January 22, 2014, the Company acquired approximately 3% of the shares of Debt BDC’s common stock.

Registration of AC Subs. AC LLC is registered as an investment adviser under the Advisers Act.6 In addition, the AC Subs described in the Prior Application – American Capital MTGE Management, LLC (“AC Mtge”), American Capital AGNC Management, LLC (“AC Agency”), American Capital Equity Management I, LLC (“ACEM”),7 American Capital Equity Management II, LLC (“ACEM2”), ACAM, American Capital CRE Management, LLC (“ACREM”), ECAM and European Capital Financial Services Limited (“ECFS”) – are registered as investment advisers under the Advisers Act (the “Previously Registered AC Subs”).8

AC Energy and ACEM3 also propose to register as investment advisers under the Advisers Act upon obtaining the Amended Order.9 AC Debt filed a Form ADV after the filing of the initial application for the Amended Order, and it became registered on September 25, 2013. The Company represents that AC Energy, AC Debt, and ACEM3 will not enter into any

[6]	Neither AC LLC nor any of the AC Subs qualify for any exemption from registration available under rules recently adopted by the Commission. Exemptions for Advisers to Venture Capital Funds, Private Fund Advisers With Less Than $150 Million in Assets Under Management, and Foreign Private Advisers, Release No. IA-3222 (June 22, 2011) (adopting release).
[7]	Effective August 7, 2013, the entity referred to as American Capital Equity Management, LLC in the Prior Application changed its name to American Capital Equity Management I, LLC.
[8]	AC LLC, AC Agency, AC Mtge and AC Debt are each separately registered as investment advisers under the Advisers Act. ACEM, ACEM2, ACAM, ACREM, ECAM and ECFS are each registered as investment advisers under AC LLC’s registration and Form ADV in reliance on American Bar Association, Business Law Section, SEC No-Action Letter (January 18, 2012).
[9]	Upon obtaining the Amended Order, AC LLC will amend its Form ADV to register AC Energy and ACEM3 as investment advisers under the Advisers Act.

management contracts that would be regulated under the Advisers Act nor will they provide investment advisory services to any fund prior to obtaining the Amended Order, unless they are doing so in reliance on no-action letters issued by the staff of the Commission.

AC LLC currently manages a number of private investment funds and two public real estate investment trusts through the Previously Registered AC Subs, and Debt BDC through AC Debt (collectively, the “Funds”). The legal analysis applicable to this request for an Amended Order is virtually identical to the analysis in the Prior Application and applies to the new AC Subs to the same extent as it applies to the Previously Registered AC Subs and, therefore, will not be repeated in this Amendment. Applicants continue to believe that allowing the Company to continue to hold, indirectly, up to 100% of the membership interests of AC Energy, AC Debt and ACEM3 will benefit the Company and its stockholders for the same reasons as are discussed in section III of the Prior Application.

Because of the potential for the Company to expand its asset management business by having AC LLC, through the new AC Subs, advise additional funds, the Applicants believe it would be beneficial to the Company and, thus, the Company’s stockholders, for the Company to be permitted to continue to hold, indirectly, AC Energy, AC Debt and ACEM3.

The Applicants believe the requested relief is in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Company notes that the Securities and Exchange Commission (the “Commission”) has granted similar exemptive relief close in time to the March 2012 Order to Ares Capital Corporation and Kohlberg Capital Corporation.10

II.	NEW INFORMATION UPDATING THE PRIOR APPLICATION

In pursuing its primary business objectives, the Company has evolved into a leading global alternative asset manager. In addition to managing the Company’s assets and providing management services to the Company’s portfolio companies, the Company has created a number of new Funds and proposes to create additional new funds since the Prior Application, which are managed by the AC Subs and briefly described below.

A.	New Funds Managed by the Previously Registered AC Subs since the March 2012 Order

ACAS CLO 2012-1, Ltd. (“ACAS CLO-2”) is a private investment fund established in May 2012 that invests primarily in broadly syndicated senior secured term loans. ACAS CLO-2 had assets of approximately $350 million as of December 31, 2013 and is managed by American

[10]

See Ares Capital Corporation, Ares Capital Management LLC, and Ivy Hill Asset Management, L.P., Investment Company Act Release Nos. 29977(March 9, 2012)(notice) and 30024 (March 30, 2012)(order) (permitting Ares Capital Corporation to continue to own (directly or indirectly) up to 100% of the outstanding equity interests of and make additional investments in Ivy Hill Asset Management, L.P.); and Kohlberg Capital Corporation, Investment Company Act Release Nos. 299756 (March 5, 2012)(notice) and 30011 (March 27, 2012)(order) (permitting Kohlberg Capital Corporation and certain of its wholly owned holding companies to continue to hold a greater than 50% equity interest in certain investment advisers and special purpose subsidiaries).

Capital CLO Management, LLC (“ACAM”). ACAS CLO-2 is currently in a reinvestment period. ACAM holds secured and subordinated notes, valued at $26 million as of December 31, 2013 issued by ACAS CLO-2. ACAS CLO 2013-1, Ltd. (“ACAS CLO-3”) is a private investment fund established in March 2013 that invests primarily in broadly syndicated senior secured term loans. ACAS CLO-3 had assets of approximately $400 million as of December 31, 2013 and is managed by ACAM. ACAS CLO-3 is currently in a reinvestment period. ACAM holds secured and subordinated notes, valued at $24 million as of December 31, 2013 issued by ACAS CLO-3. ACAS CLO 2013-2, Ltd. (“ACAS CLO-4” and together with ACAS CLO-1, ACAS CLO-2 and ACAS CLO-3, the “ACAS CLOs”) is a private investment fund established in September 2013 that invests primarily in broadly syndicated senior secured term loans. ACAS CLO-4 had assets of approximately $400 million as of December 31, 2013 and is managed by ACAM. ACAS CLO-4 is currently in a reinvestment period. The Company holds secured and subordinated notes, valued at $8 million as of December 31, 2013 issued by ACAS CLO-4. The ACAS CLOs rely on Section 3(c)(7) of the 1940 Act for exemption from the 1940 Act.

B.	Proposed Funds to be Managed by AC Subs

American Capital Energy & Infrastructure Management, LLC (“ACEIH”), a limited liability company formed on August 7, 2012, ACLFM, American Capital Equity Management, LLC, (“ACEMH”), a limited liability company formed on August 7, 2013, ACEM3 and AC Energy are each wholly owned by AC LLC, which, in turn, is wholly owned by the Company.

ACEIH will act as the general partner of American Capital Energy & Infrastructure I GP, LP (“ACEIGP”), a limited partnership to be formed, and hold a majority of the partnership interests in ACEIGP. ACEIGP is expected to act as a general partner to a private fund that invests in global energy and infrastructure assets. AC Energy will provide all investment advisory services to the private fund.

ACEMH will act as the general partner of American Capital Equity III GP, LP (“ACE3GP”), a limited partnership to be formed, and hold a majority of the partnership interests of ACE3GP. ACE3GP is expected to act as a general partner to a private fund. ACEM3 will provide all investment advisory services to the private equity fund.

As noted above, the Company has evolved into a global alternative asset manager and in connection with these operations the Company has proposed that it be permitted to manage additional assets through its continued ownership of AC Energy, AC Debt and ACEM3. These newly formed subsidiaries of AC LLC were created in an effort to grow the Company’s assets under management and to include in its assets under management both additional broadly syndicated loans and investments in CLO securities, and global energy and infrastructure assets such as power generation facilities, power distribution and transmission networks, energy transportation assets and fuel production opportunities.

C.	American Capital Asset Management, LLC

The description of AC LLC and the Previously Registered AC Subs in this section of the Prior Application is equally applicable to this Amendment and is, therefore, not repeated herein.

Management for Debt BDC and the ACAS CLOs will be provided by employees of ACLFM, and additional support services will be provided by the Company or its affiliates through administrative services agreements. Management and some support services for the private equity fund to be managed by ACEM3 will be provided by employees of ACEMH, and additional support will be provided by the Company through an administrative services agreement. Management and some support services for the energy and infrastructure fund to be managed by AC Energy will be provided by employees of ACEIH, and additional services are expected to be provided by the Company through an administrative services agreement.

D.	Relationship Between the Company and AC LLC

The description of AC LLC and the Previously Registered AC Subs in this section of the Prior Application is equally applicable to this Amendment and is, therefore, not repeated herein. AC Energy and ACEM3 will provide all investment advisory services to their respective funds through investment advisory agreements they enter into with each fund’s respective general partner. AC Debt has entered into an advisory agreement with Debt BDC. Employees of ACLFM provide management and certain support services to Debt BDC through AC Debt. The respective fee arrangements do or will reflect prevailing market comparables for similar investment vehicles.

From time to time, to a limited extent, the Company and AC Debt, on behalf of Debt BDC and the ACAS CLOs, may invest in the same issuers. However, AC Debt’s investment decisions will be made independently from the Company’s and, to the extent investments are made by the Company and AC Debt, on behalf of Debt BDC and the ACAS CLOs, in the same issuers, such investments will be made separately from each other. The ACAS CLOs and Debt BDC have adopted an investment allocation policy to govern the allocation of overlapping investment opportunities among the ACAS CLOs and Debt BDC.

The private equity fund to be advised by ACEM3 will acquire equity securities held by the Company in certain of its existing portfolio companies. It also will make additional equity investments in other companies. Following the initial closing of the fund, the Company and the other Funds will generally not make equity investments in the same asset type as the proposed private equity fund.

The private global energy and infrastructure fund to be advised by AC Energy is expected to invest predominantly in global energy infrastructure assets outside of the United States, such as power generation facilities, power distribution and transmission networks, energy transportation assets and fuel production opportunities. The Company expects to be an initial investor in the fund. Following the initial closing of the global energy and infrastructure fund, the Company and the other Funds will generally not make investments in the same asset type as the proposed global energy and infrastructure fund.

Thus, as a practical matter, there are generally no investment allocation conflicts between the Company and the Funds.

III.	REASONS FOR REQUEST

The analysis in this section of the Prior Application is similarly applicable to this Amendment and is, therefore, not repeated herein.

IV.	DISCUSSION OF AUTHORITY

The analysis in this section of the Prior Application is equally applicable to this Amendment and is, therefore, not repeated herein. For the reasons stated in the Prior Application and in this Amendment, the Applicants respectfully request that the Commission amend the March 2012 Order under Section 6(c) of the 1940 Act for the purpose of permitting AC LLC to continue to own AC Energy, AC Debt and ACEM3 as described in this Amendment, to permit the Company to expand its existing ownership structure on the basis that such ownership is in the best interests of the Company and its stockholders.

V.	CONDITIONS

Applicants agree that the Order of the Commission granting the requested relief shall be subject to the same conditions as those imposed by the March 2012 Order.

VI.	AUTHORIZATION

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibit A. The filing of this Application for the Order sought hereby and the taking of all actions reasonably necessary to obtain the relief requested herein was authorized by resolutions duly adopted by the Company’s board on March 10, 2011 (attached as Exhibit B).

All requirements for the execution and filing of this Application and amendments thereto, in the name and on behalf of the Company, AC LLC, ACMM, ECAM and ACLFM by the undersigned have been complied with and the undersigned are fully authorized to do so and have duly executed this Application on this 18th day of February, 2014.

AMERICAN CAPITAL, LTD.

By:	/s/ Samuel Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

AMERICAN CAPITAL ASSET MANAGEMENT, LLC

By:	/s/ Samuel Flax
Samuel A. Flax
Executive Vice President and Secretary

AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC

By:	/s/ Samuel Flax
Samuel A. Flax
Executive Vice President and Secretary

EUROPEAN CAPITAL ASSET MANAGEMENT LIMITED

By:	/s/ Samuel Flax
Samuel A. Flax
Director

AMERICAN CAPITAL LEVERAGED FINANCE MANAGEMENT, LLC

By:	/s/ Samuel Flax
Samuel A. Flax
Executive Vice President and Secretary

EXHIBIT INDEX

Description	Exhibit	Page No.

Verifications	A	12

Resolutions of the American Capital, Ltd. Board of Directors Adopted March 10, 2011	B	17

EXHIBIT A

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated February 18, 2014, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital, Ltd.; that he is the Executive Vice President, General Counsel and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel Flax
Samuel A. Flax
Executive Vice President,
General Counsel and Secretary

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated February 18, 2014, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Asset Management, LLC; that he is the Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel Flax
Samuel A. Flax
Executive Vice President and Secretary

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated February 18, 2014, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Mortgage Management, LLC; that he is the Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel Flax
Samuel A. Flax
Executive Vice President and Secretary

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated February 18, 2014, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of European Capital Asset Management Limited; that he is Director of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel Flax
Samuel A. Flax
Director

VERIFICATIONS

State of Maryland	)
	)	ss:
County of Montgomery	)

The undersigned being duly sworn deposes and says that he has duly executed the Application, dated February 18, 2014, for an order of the U.S. Securities and Exchange Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from the provisions of Section 12(d)(3) of the 1940 Act for and on behalf of American Capital Leveraged Finance Management, LLC; that he is Executive Vice President and Secretary of such entity; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Samuel Flax
Samuel A. Flax
Director

EXHIBIT B

AMERICAN CAPITAL, LTD. (the “Corporation”)

RESOLUTIONS OF THE BOARD OF DIRECTORS

RESOLUTIONS ADOPTED March 10, 2011

WHEREAS, the Corporation currently owns 100% of the membership interests of American Capital, LLC (“AC LLC”);

WHEREAS, the Board anticipates that AC LLC will be required to register as an investment adviser with the SEC pursuant to the Private Fund Investment Advisers Registration Act of 2010;

WHEREAS, the Board believes that the ability to continue to own and invest in AC LLC is in the best interests of the Corporation and its stockholders;

WHEREAS, the continued ownership of and investment in a registered investment adviser may require certain exemptive relief from certain provisions of the Investment Company Act of 1940, which relief must be obtained from the SEC; and

WHEREAS, the Board has reviewed the Exemptive Application for an order of the SEC granting exemption from certain applicable provisions of the 1940 Act to permit the Corporation to continue to own and invest in a registered investment adviser.

NOW, THEREFORE, BE IT RESOLVED, that the Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form as has been previously provided to and considered by the Board, together with such changes therein and modifications thereto as are determined necessary, advisable or appropriate by any of the Officers; and be it

FURTHER RESOLVED, that the Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and be it

FURTHER RESOLVED, that all acts and things previously done by any of the Officers, on or prior to the date hereof, in the name and on behalf of the Corporation in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Corporation; and be it

FURTHER RESOLVED, that each of the Chairman of the Board, the Chief Executive Officer, any President, any Executive Vice President, any Senior Vice President or any Vice President in the Finance, Accounting and Legal Departments of this Corporation (each an “Officer”) acting singly hereby is authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument.